

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2012

Via E-mail
Nicholas S. Schorsch
Chief Executive Officer
ARC Realty Finance Trust, Inc.
405 Park Avenue
New York, New York 10022

> **Re: ARC Realty Finance Trust, Inc.**
> **Confidential Draft Registration Statement on Form S-11**
> **Submitted November 29, 2012**
> **File No. 377-00056**

Dear Mr. Schorsch:

We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2.   Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

3.   Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement, including, but not limited to, market research data prepared Mortgage Bankers Association, Trepp, LLC, Real Capital Analytics, Property & Portfolio Research and Green Street Advisors. Please note that the requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process. Please also highlight the specific portions that you are relying upon so that we can reference them easily. In addition, please confirm to us that any third party data included in the registration statement was not prepared for or commissioned by the registrant or its affiliates.

4.   We note on page 210 that you have authorized the use of supplemental literature in connection with this offering. Please note that any sales literature, whether written or unwritten, that is to be used in connection with this offering must be submitted to us prior to use, including sales literature intended for broker-dealer use only. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any material information or disclosure regarding the offering that is not derived from or disclosed in the prospectus. For guidance, please refer to Item 19.D of Industry Guide 5.

5.   We note your analysis beginning on page 23, on page 38 in the risk factors section and again beginning on page 172 regarding why you believe your planned investment activities will permit you and your subsidiaries to maintain an exemption from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

6.   Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division's Office of Mergers and Acquisitions.

7.   We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the

Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Market Regulation.

Prospectus Cover Page

8.   Please add a summary risk factor to briefly address the limitations of your redemption program.

Prospectus Summary, page 1

9.   In the sections that summarize the experience of your advisor and your executive officers, please specifically address experience related to investing in real estate debt.

What is the purchase price for shares of our common stock?, page 6

10.   We note that you may re-price the offering based on NAV on a quarterly basis. Please note that we expect that the prospectus would be supplemented to include the new offering price with each quarterly re-pricing.

Are there any risks involved in buying our shares?, page 8

11.   Please include a summary risk factor related to the arbitrary nature of the offer price. We note your risk factor on page 43.

What are the fees that you will pay to the advisor …?, page 12

12.   In future filings that require Item 402 or Item 404 of Regulation S-K disclosure, please confirm that you plan to disclose the amount of fees paid to the advisor, break out the amounts paid pursuant to the reimbursement provision, and, within reimbursements, specify any amounts reimbursed for salaries or benefits of a named executive officer and, as applicable, other key personnel.

Fee Table

Subordinated Participation in Net Sale Proceeds, page 19

13.   Please revise your disclosure in the table to briefly summarize the term "Net Sale Proceeds" rather than simply referring to the advisory agreement.

Risk Factors

General

14.   Please review your risk factors and eliminate those generic risks applicable to any public
        company. For example, we note the risk factor on page 55 regarding the prospective
        impact of the Dodd-Frank Act or the risk factor on page 59 regarding unanticipated losses
        that could arise form ineffective risk management systems, which would apply to any
        company conducting a public offering. Alternatively, please revise any generic risk
        factors to demonstrate risks specific to your business.

Risks Related to an Investment in ARC Realty Finance Trust, Inc.

No public trading market for our shares currently exists…, page 29

15.   Please move the discussion of your redemption program to a separate risk factor.

Management

Executive Officers and Directors, page 72

16.   Please describe in greater detail Mr. Winer's business experiences while at Credit Suisse,
        identifying the specific capacities in which he served.

Investment Strategy, Objectives and Policies

Commercial Real Estate Debt, page 117

17.   Please explain your "conservative underwriting criteria" in greater detail.

18.   Please also disclose your portfolio turnover policy. Please see Item 13(b)(2) of Form S-
        11.

Investment Process, page 120

19.   We note that your advisor has latitude to alter your investment guidelines and borrowing
        policies without stockholder approval. Please update your disclosure here or under the
        Reports to Stockholders heading to disclose how and when you will disclose any changes
        to your investment and borrowing policies to your stockholders.

Plan of Operation

Management's Discussion and Analysis of Financial Condition and Results of Operations

Distributions, page 130

20.   Considering your plans to begin paying distributions no later than the first calendar
        month in which you make your first commercial real estate investment, please revise your
        disclosure here to clarify that such initial distribution will not likely come from cash flow
        from operations since you will have only just begun acquiring real estate assets at that
        point.   In addition to your potential use of offering proceeds to fund distributions, per
        your disclosure in the preceding Liquidity and Capital Resources section, please also
        revise to describe all potential sources of funds for distribution payments in the event that
        cash generated from operations is not sufficient to fully fund your distribution payments.
        For example, affirmatively state if you intend to use debt financings to make distribution
        payments.

Funds from Operations and Modified Funds from Operations, page 131

21.   Please revise your discussion of the usefulness of FFO and MFFO, and the major
        adjustments included therein, to investors in a mortgage REIT.

Prior Performance Summary

Prior Investment Programs, page 136

22.   Please revise your disclosure in this section to disclose the approximate percentage of the
        overall data in this section that represents activities of prior programs with similar
        investment objectives to yours. Refer to Item 8.A.1. of Industry Guide 5.

23.   We note you have labeled your gains (losses) from extinguishment/sale of debt,
        derivatives or securities holdings as non-recurring.   Given the nature of these
        adjustments, it is not clear why they are non-recurring.   Please clarify and/or revise to
        remove the reference to non-recurring from your disclosure.   Reference is made to
        Question 102.03 of the Division's Compliance and Disclosure Interpretations for Non-
        GAAP Financial Measures.

Share Repurchase Program

Share Repurchase Program Generally, page 192

24.   We note, on page 193, that you state: "In the event of a suspension or material
        modification of our repurchase plan, our board may also modify or suspend our offering
        of shares for sale." Please note that if you suspend your offering, it may no longer be

deemed a continuous offering under Rule 415 and you may need to file a new registration statement. See Rule 415(a)(1)(x) of the Securities Act.

Appendix A – Prior Performance Tables

25.   Please tell us how you determined which programs have similar investment objectives. Refer to Instructions to Appendix II – Prior Performance Tables to Industry Guide 5. For each table, please also update the narrative to briefly describe the investment objectives for the referenced programs.

Table I: Experience in Raising and Investing Funds, page A-3

26.   Please revise the total acquisition costs and the percentage leverage to include mortgage financing. Percentage leverage should not exceed 100%. We would not object to you including the percentages currently included in the table in the footnotes to the extent you believe this information is material.

27.   Please revise to exclude amounts contributed by sponsor and affiliates from the total dollar amount raised.

Table III: Operating Results of Public Program Properties, page A-8

28.   Please explain to us the significance of footnote one.

Part II – Information Not Required in Prospectus

Table VI: Acquisitions of Properties by Public Programs

29.   Please supplement your current disclosure in the narrative preceding this table to cross-reference to information contained in the forepart of your prospectus regarding the prior performance information included here.

Signatures

30.   Please advise us whether you intend to appoint the remaining directors prior to effectiveness and whether a majority of your directors will sign a pre-effective amendment of the registration statement.

Undertakings

31.   We note your undertakings related to updating the prospectus with respect to material property acquisitions. Please advise us how you intend to update the prospectus with respect to material loans.

<u>Exhibits</u>

32.   Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review. The draft opinions should be filed as EDGAR correspondence. In addition, we note the exhibit list includes "form of" agreements. Please advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement. Please note that the final executed version of Exhibit 3.1 must be filed prior to effectiveness. Please refer to Item 601(b)(3) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856 or Wilson Lee, Staff Accountant, at (202) 551-3468 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3852 with any other questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director

cc: Rosemarie A. Thurston
        Leslie Solomon
        Alston & Bird LLP